Securities and Exchange Commission
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the Plan year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission file number 001-13133
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
BANKATLANTIC SECURITY PLUS PLAN
2100 West Cypress Creek Road
Ft. Lauderdale, Florida 33309
S.E.C. Registration No. 333-82489
B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Ft. Lauderdale, Florida 33309
BankAtlantic Security Plus Plan

Financial Statements and Supplemental Schedule
December 31, 2006 and 2005 and for the Year Ended December 31, 2006

BankAtlantic Security Plus Plan
Index to Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.
Exhibits
Consent of Independent Registered Certified Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the BankAtlantic Security Plus Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BANKATLANTIC SECURITY PLUS PLAN
Date: June 29, 2007	By:	/s/ James A. White
James A. White, Chief Financial Officer
BankAtlantic, Plan Administrator

Report of Independent Registered Certified Public Accounting Firm
To the Participants and Administrator of
BankAtlantic Security Plus Plan
In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of BankAtlantic Security Plus Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Fort Lauderdale, Florida
June 29, 2007

BankAtlantic Security Plus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value
Short-term money market instruments	$8,511,728	$6,511,962
Mutual funds	44,867,763	36,071,098
Common/collective trusts	1,087,382	—
BankAtlantic Stock Fund	4,177,473	4,443,831
Levitt Stock Fund	469,183	1,952,539
Participants loans receivable	1,280,501	1,175,452

Total investments	60,394,030	50,154,882
Employer contributions receivable	72,976	59,326

Net assets available for plan benefits	$60,467,006	$50,214,208

The accompanying notes are an integral part of these financial statements.

BankAtlantic Security Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2006

Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments	$4,243,252
Dividends	995,261
Interest	65,301

Net investment income	5,303,814

Contributions:
Employer contributions	2,504,582
Employee contributions	4,729,844
Transfer from BFC Financial Corporation Salary Savings Plan	2,323,665
Rollovers	812,947

Total contributions	10,371,038

Total additions	15,674,852

Deductions from net assets attributed to
Benefits paid to participants	5,409,434
Expenses of the plan	12,620

Total deductions	5,422,054

Net increase	10,252,798
Net assets available for plan benefits — beginning of year	50,214,208

Net assets available for plan benefits — end of year	$60,467,006

The accompanying notes are an integral part of these financial statements.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

1.	Description of the Plan

On May 1, 1987, BankAtlantic, (the “Employer” or the “Company”) established the BankAtlantic Security Plus Plan (the “Plan”). Effective February 1, 2006, Reliance Trust Company and Metropolitan Life Insurance Company were terminated as trustee and recordkeeper, respectively, at the direction of the Plan sponsor and The Charles Schwab Trust Company was appointed as trustee and Schwab Retirement Plan Services, Inc. was appointed as recordkeeper. The following description of the Plan provides general information only. Readers should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is, subject to those provisions of Title I and II of ERISA which require that each participant be furnished with an annual financial report and a comprehensive description of the participant’s rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

The Employer is the Plan Administrator, although it has delegated administrative duties to the Security Plus Plan Committee.

Eligibility of Participants

The Plan covers substantially all employees of the Company and its subsidiaries and BankAtlantic Bancorp, Inc. and certain of its subsidiaries. As of October 1, 2006, the Plan covers the employees of BFC Financial Corporation and its subsidiaries, the parent of BankAtlantic Bancorp, Inc. An employee is eligible to participate after three months of service and attainment of age 18. Participation is effective on the first day of the payroll period coinciding with or following satisfaction of these requirements.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances, which are individually directed from among the Plan’s investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Rollover contributions for which the participant did not provide investment direction are invested in the Schwab Managed Retirement Trust Income Fund.

Vesting

Vesting service is the number of plan years, beginning with the participant’s date of hire, in which the participant accrues 1,000 or more service hours.

As of January 1, 2002, the Plan was amended and all subsequent employer “safe harbor” matching contributions (as described in Section 401(k)(12) of the Internal Revenue Code, as amended (the

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

“Code”) are 100% vested (see “Employer-Matching Contributions,” below). Non-safe harbor matching contributions, if any, and any other employer contributions are 20% vested after one year of service, and 20% for each additional year of service. Automatic 100% vesting of non-safe harbor matching contributions occurs upon death, disability, plan termination or attainment of age 65.

Investment Options

Upon enrollment in the Plan and thereafter, a participant may direct contributions to any of the following investment options:
•	Schwab Value Advantage Money Fund — Fund seeks the highest current income consistent with stability of capital and liquidity.

•	Schwab Managed Retirement Trust 2010 — Fund seeks to provide total return for investors retiring in or near the year 2010. The fund follows an asset allocation strategy that systematically changes over time, becoming more conservative as the target date approaches. The fund reduces an initial 95% equity exposure to 25% over a 40 year time period ending in 2010. After the year 2010 the mix is 25% equity and 75% fixed income.

•	Schwab Managed Retirement Trust 2020 — Fund seeks to provide total return for investors retiring in or near the year 2020. The fund follows an asset allocation strategy that systematically changes over time, becoming more conservative as the target date approaches. The fund reduces an initial 95% equity exposure to 25% over a 40 year time period ending in 2020. After the year 2020 the mix is 25% equity and 75% fixed income.

•	Schwab Managed Retirement Trust 2030 — Fund seeks to provide total return for investors retiring in or near the year 2030. The fund follows an asset allocation strategy that systematically changes over time, becoming more conservative as the target date approaches. The fund reduces an initial 95% equity exposure to 25% over a 40 year time period ending in 2030. After the year 2030 the mix is 25% equity and 75% fixed income.

•	Schwab Managed Retirement Trust 2040 — Fund seeks to provide total return for investors retiring in or near the year 2040. The fund follows an asset allocation strategy that systematically changes over time, becoming more conservative as the target date approaches. The fund reduces an initial 95% equity exposure to 25% over a 40 year time period ending in 2040. After the year 2040 the mix is 25% equity and 75% fixed income.

•	Schwab Managed Retirement Trust Income — Fund seeks to provide total return for investors near or in retirement. The fund follows a conservative asset allocation strategy that does not change over time. The fund targets 25% equity exposure and 75% fixed income exposure.

•	Alliance Bernstein Intl Value A — Foreign large-value fund that invests mainly in big international stocks. Funds are divided among a dozen or more developed markets (Japan, Britain, France and Germany) and emerging markets (Hong Kong, Brazil, Mexico and Thailand). Usually less than 20% of assets are invested in U.S. stocks.

•	American Century Large Co Val Inv — Large-value fund which focus on less expensive big companies and slower growing big companies. These funds include investments in energy, financial or manufacturing sectors.

•	American Funds Bond Fund of America R4 — Intermediate-term bond fund that has durations between 3.5 and 6 years. Funds are less sensitive to interest rates and less volatile because of short durations.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

•	Buffalo Small Cap — Fund seeks companies in up-and-coming industries or young firms in their early growth stages. Fund mainly invests in technology, health-care and service sectors.

•	Calamos Growth A — Mid-cap growth fund that invests in stocks of all sizes. Targets firms that are projected to grow fast. Invests mainly in technology, health-care and service sector stocks.

•	Davis New York Venture Fund A — Large-blend fund that invests across the spectrum of U.S. industries.

•	American Funds Europacific Growth R3 — Foreign large-blend fund that invests in a variety of big international stocks. Funds are divided among a dozen or more developed markets (Japan, Britain, France and Germany) and emerging markets (Hong Kong, Brazil, Mexico and Thailand). Usually less than 20% of assets are invested in U.S. stocks.

•	Goldman Sachs Mid-Cap Value A — Fund seeks stocks that are less expensive or growing more slowly than the market. Invests in mainly financial, energy and manufacturing sectors.

•	American Funds Growth Fund of America R3 — Large-growth fund that invests in big companies. Fund focuses on companies in rapidly expanding industries.

•	Mainstay Small Cap Opportunity I — Small value fund that tends to invest in manufacturing, financial and energy sectors.

•	Oakmark Equity & Income 1 — Moderate allocation fund that seeks to provide capital appreciation and income by investing in stock, bonds and cash. 50% to 70% of assets are invested in equities with the remainder in fixed income and cash.

•	Schwab S&P 500 Index Fund —Select Shares — Large-blend fund that invests across the spectrum of U.S. industries.

•	BankAtlantic Stock Fund — Fund invests in the Class A common stock of BankAtlantic Bancorp, Inc. the parent company of the plan sponsor, BankAtlantic.
At December 31, 2003, BankAtlantic Bancorp, Inc., completed the spin-off of its wholly owned subsidiary, Levitt Corporation, by means of a distribution of .25 of a share of Levitt Class A common stock as a dividend, on each outstanding share of BankAtlantic Bancorp Class A common stock. The Plan was amended to establish the Levitt stock fund. Participants in the Plan cannot purchase additional Levitt stock fund shares and upon sale cannot subsequently invest in the Levitt stock fund.

Contributions

a. Contributions

As of January 1, 2002, the Company switched to a safe-harbor plan and the Plan was amended to allow participants to contribute not less than 1% nor more than 75% of compensation, not to exceed $15,000 for the year ended December 31, 2006 or $20,000 if the participant turns 50 by December 31, 2006. Contribution percentages may be changed effective with the next payroll after the participant’s change can be processed.

b. Definition of Compensation
Compensation represents what is actually paid to a participant including overtime pay, bonuses, and certain other forms of extraordinary compensation, and includes any pre-tax contributions made by the employee to any plan involving IRS qualified salary reduction sponsored by the Employer. Auto

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

allowances are excluded from compensation. Compensation for purposes of the Plan is limited to the amount specified under Section 401(a)(17) of the Code, which for 2006 was $220,000.

c. Rollover Contributions

Participants are permitted to transfer funds into the Plan from another qualified plan or trust. The transfers represent direct rollover distributions under the applicable provisions of the Code.

d. Transfer from BFC Financial Corporation Salary Savings Plan

As of October 1, 2006, BFC Financial Corporation Salary Savings Plan (the “merged plan”) merged with and into the Plan and all of the merged plan’s assets, which totalled $2,323,665 were transferred to the Plan.

Employer-Matching

Effective January 1, 2002, the employer contribution match was 100% of each participant’s contribution up to 3% of each participant’s pay and a 50% match of each participant’s contribution between 3% and 5% of the contributing participant’s pay. This is referred to as a “safe harbor” matching contribution described in Code Section 401(k)(12). The safe harbor employer match contributions generally are funded biweekly and vest immediately. In addition, for each plan year, the Company may contribute a discretionary non-safe harbor match. Any discretionary non-safe harbor matching contributions are 20% vested after one year of service and 20% for each additional year of service. There was no discretionary non-safe harbor matching contribution during the year ended December 31, 2006.

Other Employer Contribution

The Company also may contribute to the Plan, in its discretion, a profit sharing contribution. A participant’s share of any profit sharing contribution for a plan year will be based on the proportion that the participant’s compensation for the plan year bears to the total compensation of all participants sharing in the contribution for that year. In order to share in a profit sharing contribution, the participant must be employed on the last day of the year and have completed 1,000 hours of service during that year. However, a participant will share in any profit sharing contribution for the plan year in which his or her employment ends due to retirement, disability, or death, even if the participant is not employed at the end of the year or did not complete 1,000 hours of service. Any discretionary profit sharing contributions are 20% vested after one year of service and 20% for each additional year of service. There was no discretionary profit sharing contribution during the year ended December 31, 2006.

Eligibility For Distribution

Participants’ vested balances from all accounts are eligible for distribution upon death, disability or normal retirement. Distribution will be made in either a lump sum or in instalments over a period that

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

the participant selects, which generally may not be longer than the participant’s and beneficiary’s combined life expectancies. On termination of service, if the participant’s vested account balance does not exceed $1,000, the participant will receive the vested amount in a single lump-sum payment as soon as reasonably possible following termination. If the participant’s vested account balance is greater than $1,000 (but less than $5,000) and if the participant does not elect to have the vested amount paid directly to the participant, or rolled over to an individual retirement account (IRA) or another employer’s plan, the Plan administrator will roll over the distribution to an IRA chosen by the Plan administrator. All other terminated participants may delay receiving benefits until attainment of age 70 1/2. As of December 31, 2006 and 2005, amounts allocated to accounts of terminated persons who have requested benefit payments but have not yet been paid totaled $28,713 and $95,048, respectively.

Forfeitures

Forfeitures that occur during a Plan year will be used to reduce the Employer’s future contributions to the extent that they are not used to restore participants’ accounts under certain circumstances or to pay the Plan’s reasonable and appropriate administrative expenses. During the year ended December 31, 2006, there were no amounts forfeited on nonvested accounts.

Investment And Earnings

Participants may elect to invest all pre-tax and rollover contributions within the various investment options. All investments are participant directed. Investment elections can be changed on a daily basis. Investment results are posted on a daily basis.

Loans

A participant may borrow from the Plan, with the loan considered a directed investment of the participant’s account. The minimum loan amount is $500 and the maximum amount of the loan is the lesser of: 1) one-half of the participant’s vested account balance; or 2) $50,000 reduced by the excess of the participant’s highest outstanding balance of loans from the Plan during the one-year period before the date of the loan. Loan transactions are treated as transfers between the investment fund and the participant’s loans receivable account. Loan terms range from up to 5 years for a loan other than one used to purchase the participant’s principal residence, and up to 10 years for a loan used to purchase a primary residence. A loan is secured by up to 50% of the balance in the participant’s account. The rate of interest charged on the loan is fixed and is the prime rate as quoted in the Wall Street Journal at the time the participant requests the loan, plus 1%. As of December 31, 2006, interest rates on outstanding loans ranged from 4.00% to 9.25%. Principal and interest are paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan’s investment funds based on the participant’s investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting, other than benefits which are recorded when paid, in conformity with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of the mutual funds offered under the Plan and the BankAtlantic stock fund. These securities and the Levitt stock fund are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with these securities and the level of uncertainty related to changes in value of these securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid directly by the Employer and are not included in the accompanying financial statements. Fees for the origination of loans are paid to the Plan record keeper and included in the statement of changes in net assets available for plan benefits as expenses of the Plan.

Investments

Short-term money market instruments are stated at cost plus accrued interest, which approximates fair value. Mutual funds, the Collective Trusts, the BankAtlantic and the Levitt stock funds, are valued at quoted market prices, which represent the fair value of the securities. Participant loans receivable are stated at cost.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of unrealized appreciation (depreciation) on those investments and realized gains and losses. Dividends and interest on mutual funds and the BankAtlantic and Levitt stock funds are recorded on the record date and are part of the fair value of the investments in the statements of net assets available for plan benefits.

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

Benefits

Benefits are recorded when paid.

3.	Investments

The Plan held the following investments whose aggregate estimated fair value equalled or exceeded 5% of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
Oakmark Equity Income	$3,139,254	$	*
American Funds Bond Fund America R4	3,828,785		*
BankAtlantic Stock Fund	4,177,473		4,443,831
American Funds Europacific Growth R3	5,262,303		*
Schwab Value Advantage Select	8,511,728		*
American Century LG Co Val Inv	11,508,666		*
American Funds Growth Fund of America R3	11,623,379		*
Harris Associates Oakmark Equity	*		2,980,662
American Funds EuroPacific Growth Fund	*		3,969,083
Evergreen Money Market Fund	*		6,511,962
American Funds Washington Mutual Investors Fund	*		8,572,250
American Funds Growth Fund	*		10,077,908
*	Investments not offered in this year.
During 2006, the Plan’s investments appreciated (depreciated) in value as follows:

Mutual funds	$4,792,684
Common/collective trusts	72,759
BankAtlantic Stock Fund	12,454
Levitt Stock Fund	(634,645)

$4,243,252

4.	Plan Termination

While the Company has not expressed any intention to do so, it may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant’s account. In the event of termination, the participant’s account balance becomes 100% vested.

5.	Tax Status

The Plan qualifies as a profit sharing plan under Section 401(a) of the Code and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. The Internal Revenue Service has determined and informed the Company by a letter dated March 30, 2004, that the Plan is designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Under a plan

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be subject to federal income tax on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500:

	December 31,
	2006	2005
Net assets available for Plan benefits per the financial statements	$60,467,006	$50,214,208
Amounts allocated to withdrawing participants	(28,173)	(95,048)

Net assets available for benefits per Form 5500	$60,438,833	$50,119,160

The following is a reconciliation of benefits paid to participants from the financial statements for the year ended December 31, 2006 to Form 5500

Benefits paid to participants per the financial statements	$5,409,434
Plus: Amounts allocated to withdrawing participants at December 31, 2006	28,173
Less: Amounts allocated to withdrawing paricipants at December 31, 2005	(95,048)

Benefits paid to participants per Form 5500	$5,342,559

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

7.	Related Party Transactions

The Plan’s investment options include BankAtlantic Bancorp, Inc. Class A common stock. The Company is a wholly owned subsidiary of BankAtlantic Bancorp, Inc. As a consequence, all purchases and sales of BankAtlantic Bancorp, Inc. Class A common stock qualify as party-in-interest transactions. During the year ended December 31, 2006, the BankAtlantic Stock Fund purchased $1,201,989 of BankAtlantic Bancorp, Inc. Class A common stock.

As of October 1, 2006, BFC Financial Corporation Salary Savings Plan (the “merged plan”) merged with and into the Plan and all of the merged plan’s assets, which totalled $2,323,665 were transferred to the Plan. BFC is the controlling shareholder of BankAtlantic Bancorp, Inc and of Levitt Corporation (“Levitt”).

BankAtlantic Security Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

On January 30, 2007, BFC entered into a definitive merger agreement with Levitt which, if the transactions contemplated by such agreement are consummated, will result in Levitt becoming a wholly-owned subsidiary of BFC. Completion of the merger remains subject to a number of conditions, including, without limitation, the approval of the merger and the merger agreement by BFC’s and Levitt’s respective shareholders, including a majority of Levitt’s shareholders other than BFC (and certain of BFC’s affiliates). If the merger is consummated, holders of Levitt Class A Common Stock other than BFC will receive 2.27 shares of BFC’s Class A Common Stock for each share of Levitt Class A Common Stock they hold at the effective time of the merger and cash in lieu of any fractional shares. The shares of Levitt common stock held by BFC will be cancelled in the merger.

The Common/Collective Trust Funds and the Value Advantage Money Fund are Schwab managed funds therefore are considered party-in-interest transactions to the Plan.

Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

			Number of
		Description of Investment	Shares,
	Identity of	Including Maturity Date, Rate of	Units or
	Issue, Borrower, Lessor	Interest, Collateral, Par or	Principal	Current
	or Similar Party	Maturity Value	Amounts	Value
*	Schwab Managed Retirement Trust 2010	Common Collective Trust Fund	10,651	$159,768
*	Schwab Managed Retirement Trust 2020	Common Collective Trust Fund	23,094	384,982
*	Schwab Managed Retirement Trust 2030	Common Collective Trust Fund	16,452	296,966
*	Schwab Managed Retirement Trust 2040	Common Collective Trust Fund	11,883	220,081
*	Schwab Managed Retirement Trust Income	Common Collective Trust Fund	2,292	25,585

	Subtotal Common/Collective Trust			1,087,382

	Alliance Capital Management L.P.	Alliance Bernstein Intl Value A	120,949	2,709,272

	American Century Investment Management	American Century Large Co Val Inv	1,518,293	11,508,666
	Capital Research & Management Company	American Funds Bond Fund Amer R4	287,446	3,828,785
	Kornitzer Capital Management, Inc.	Buffalo Small Cap	28,462	766,788
	Calamos Advisors LLC	Calamos Growth A	18,918	1,019,688
	Davis Selected Advisors LP	Davis New York Venture Fund A	11,062	426,111
	Capital Research & Management Company	American Funds Europacific Growth R3	114,647	5,262,303
	Goldman Sachs Asset Management, LP	Goldman Sachs Mid-Cap Val A	20,278	783,353

	Capital Research & Management Company	American Funds Growth Fund of America R3	358,193	11,623,379
	New York Life Investment Management LLC	Mainstay Small Cap Opportunity 1	88,401	1,844,059
	Harris Associates LP	Oakmark Equity & Income 1	121,300	3,139,254
*	Charles Schwab	Schwab S&P500 Index Fund	89,319	1,956,105

	Subtotal Mutual Funds			44,867,763

*	Schwab Value Advantage Money Fund	Schwab Value Advantage Money Fund	8,511,728	8,511,728
*	BankAtlantic Stock Fund	Employer Securities	321,963	4,177,473
*	Levitt Stock Fund**	Employer Securities	76,214	469,183
	Loans to participants of the Plan	Rates range from 4.00% to 9.25% with
		various original maturities of 1 to
		10 years	—	1,280,501

	Total assets held for investment			$60,394,030

*	Represents a party- in-interest to the Plan.

**	Not an investment option at December 31, 2006.

***	Cost information has not been disclosed as all investments are participant directed.